Wells Fargo Securities, LLC
500 West 33rd Street
New York, New York 10001

May 25, 2022

<u>STRICTLY CONFIDENTIAL</u>

VIA Email: <u>Countrymanv@sec.gov</u>

Vanessa Countryman
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Attention: Vanessa Countryman, Secretary of the SEC

       Re: Registration Statement on Form S-4 (Registration No. 333-261880)

To whom it may concern:

       We write regarding the above-referenced registration statement (the "Registration Statement") of Adit EdTech Acquisition Corp. (the "Issuer") concerning a proposed business combination (the "Transaction") between the Issuer and Griid Infrastructure LLC ("Griid"). As of the date of this letter, the Registration Statement has not yet been declared effective.

       This letter is to advise you that, effective as of May 25, 2022, our firm has terminated its engagement under the engagement letter, dated September 13, 2021, between the Issuer and Wells Fargo Securities, LLC ("Wells Fargo") (the "Advisory Engagement Letter") and waived its entitlement to the payment of (i) any fee in connection with our role as advisor for the Issuer as described in the Advisory Engagement Letter (the "Advisory Fee") and (ii) any fee in connection with our role as capital markets advisor for the Issuer, as described in the engagement letter, dated September 14, 2021, between the Issuer and Wells Fargo (the "Capital Markets Advisory Engagement Letter") (the "Capital Markets Advisory Fee" and, together with the Advisory Fee, the "Fees").[1] We further confirm that, as a result of the termination described herein, our firm has no remaining role with respect to the Transaction and, for the avoidance of doubt, our firm has resigned from, or ceased or refused to act in, every office, capacity, and relationship with respect to the Transaction that may be described in the Registration Statement or otherwise. We can also confirm that the foregoing termination and waiver of entitlement to the payment of the Fees and our resignation, ceasure and refusal to act in, every office, capacity, and relationship with respect to the Transaction (even though our firm does not have any role with respect to the Transaction)

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[1] Pursuant to the Capital Markets Advisory Engagement Letter, the term of the engagement described therein previously ended as of March 14, 2022.

is not the result of any dispute or disagreement with Griid, the Issuer or any matter relating to Griid's or the Issuer's respective operations, policies, procedures or practices.

We further advise you that neither our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act of 1933 (the "Securities Act")) nor any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement.

Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Sincerely,

WELLS FARGO SECURITIES, LLC

By: _____
Name: Aldin Dervisevic
Title: Director

cc: Adit EdTech Acquisition Corp.
Griid Infrastructure LLC
Diane Fritz, Staff Accountant
Timothy S. Levenberg, Staff Attorney